Mail Stop 4561

April 17, 2006

S. Bradford Antle
SI International, Inc.
12012 Sunset Hills Road
Reston, VA 22190

> **Re:** **SI International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **File No. 000-50080**

Dear Mr. Antle:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 9A. Controls and Procedures, page 50

1.   We note your statement on pages 51 and 52 that you carried out an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures, however, you have not provided a conclusion regarding such evaluation as required by Item 307 of Regulation S-K. Amend your filing to report your conclusions about the effectiveness of your disclosure controls and procedures.

2.   We also note your disclosure that no matter how well conceived and operated, a control system can provide only reasonable, not absolute, assurance that the objectives of the controls system are met. Revise to state clearly, if true, that your

disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective at that reasonable assurance level. Amend your filing as appropriate.

Financial Statements

Consolidated Statements of Operations, page F-5

3.   Please explain to us how the expense classifications reported within your statements of operations comply with the guidance in Rule 5-03 of Regulation S-X. In addition, explain how you have complied with the requirements of Item 302(a)(1) of Regulation S-K in reporting your quarterly financial data on page F-26.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jason Niethamer at 202-551-3855, Tammy Tangen at 202-551-3443 or me at 202-551-3730 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief